UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPDR INDEX SHARES FUNDS - SPDR RUSSELL/NOMURA SMALL CAP JAPAN ETF
(Name of Issuer)

EXCHANGE TRADED FUND
(Title of Class of Securities)

78463X822
(CUSIP Number)

January 31, 2016
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d–1(b) ☐ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 78463X822	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THE BESSEMER GROUP, INCORPORATED* 13-3093730

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
57,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
57,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.43%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*The shares reported on this page are the aggregate of the shares reported on pages 3 and 4, as The Bessemer Group, Incorporated is the parent of the other reporting persons.

CUSIP No. 78463X822	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BESSEMER TRUST COMPANY OF FLORIDA 59-60673333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,000

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
2,000

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

CUSIP No. 78463X822	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BESSEMER TRUST COMPANY, N.A.* 13-2792165

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
55,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
55,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

*The shares reported on this page are the same shares reported on page 5, as Bessemer Trust Company, N. A. is the parent of the other reporting person.

CUSIP No. 78463X822	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BESSEMER INVESTMENT MANAGEMENT LLC* 52-2303291

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,000

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
55,000

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*The shares reported on this page are the same shares reported on page 6, as Bessemer Investment Management LLC is the investment adviser of the other reporting person.

CUSIP No. 78463X822	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OLD WESTBURY SMALL & MID CAP FUND 20-2413557

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
55,000

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
55,000

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

CUSIP No. 78463X822	13G	Page 7 of 10 Pages

Item 1.	(a)	Name of Issuer: SPDR Index Shares Funds - SPDR Russell/Nomura Small Cap Japan ETF
	(b)	Address of Issuer's Principal Executive Offices: State Street Financial Center One Lincoln Street Boston, Massachusetts 02111

Item 2.
(a), (b) and (c)
Name of Person Filing:

 The Bessemer Group, Incorporated ("BGI") as a parent holding company, Bessemer Trust Company of Florida ("BTF") as a bank, Bessemer Trust Company, N.A. ("BTNA") as a parent, Bessemer Investment Management LLC ("BIM") and Old Westbury Small & Mid Cap Fund ("OWSMF").  BTF and BTNA are wholly-owned by BGI. BIM is a wholly-owned subsidiary of BTNA and is the investment advisor to OWSMF. BTNA may be deemed to control BIM and BIM may be deemed to control OWSMF.

BTF and BTNA are trust companies that manage accounts for the benefit of others.  BIM is a registered investment advisor that furnishes investment advisory services to OWSMF. The holders of the securities referred to in this statement are BTF and OWSMF.

BGI has its principal business office at 100 Woodbridge Center Drive, Woodbridge, New Jersey  07095-0980.  BTF has its principal business office at 222 Royal Palm Way, Palm Beach, Florida  33480, BTNA and BIM each has its principal office at 630 Fifth Avenue, New York, New York 10111.  OWSMF has its principal business office at 760 Moore Road, King of Prussia, Pennsylvania 19406.

BGI is a corporation organized under the laws of Delaware.  BTF is a trust company organized under the laws of Florida.  BTNA is a national bank organized under the laws of the United States of America.  BIM is a corporation organized under the laws of Delaware.  OWSMF is a series of Old Westbury Funds, Inc, a Maryland corporation and an open-end management investment company registered under the Investment Company Act of 1940.

	(d)	Title of Class of Securities: ETF
	(e)	CUSIP Number: 78463X822

CUSIP No. 78463X822	13G	Page 8 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a), (c), (f), (h), (i), and (j) not applicable.

	(b)	x	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(d)	x	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	x	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(g)	x	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 78463X822	13G	Page 9 of 10 Pages

Item 4.	Ownership.
Items 5 through 9 and Item 11 of Pages 2 through 6 of this Statement are incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More that Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Items 1 and 12 of pages 3 through 6 of this Statement are incorporated herein by reference.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78463X822	13G	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 16, 2016
THE BESSEMER GROUP, INCORPORATED

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Title: Managing Director

BESSEMER TRUST COMPANY OF FLORIDA

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Title: Managing Director

BESSEMER TRUST COMPANY, N.A.

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Title: Managing Director

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Title: Managing Director

OLD WESTBURY SMALL AND MIDCAP FUND BY: BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Steven L. Williamson
Name: Steven L. Williamson Title: Managing Director